

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 10, 2016

<u>Via E-Mail</u>
Charles Tralka
Secured Real Estate Income Fund II, LLC
8315 E. Broadway Blvd.
Tuscan, AZ 85710

> **Re: Secured Real Estate Income Fund II, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 13, 2016**
> **File No. 024-10623**

Dear Mr. Tralka:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have included disclosure indicating that you may invest in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential and real estate in the U.S. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether

the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

3.   We note that you may conduct the share repurchase program during the offering period of the shares under this Offering Statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4.   We note your disclosure on page 93 that members may elect to have distributions reinvested in the company. Please advise us of the exemption from registration that you intend to rely on for the reinvestment or additional purchase of units. Also, please revise your disclosure throughout to describe all the material terms of your distribution reinvestment plan, including to clarify the nature of the reinvestment, how investors can change their enrollment status and the price at which additional units will be issued and sold.

Part 1 – Notification

Item 3. Application of Rule 262

5.   We note that you indicate that disclosure under Rule 262(d) is provided in Part II of your Offering Statement. We were unable to locate such disclosure. Please revise your Offering Statement to include such disclosure or tell us where the disclosure is located.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

6.   We note that you intend to price this offering after qualification pursuant to Rule 253(b). We also note that you have included a public offering price of $10.00 per share. Please revise your disclosure or advise us as to why it is appropriate to rely on Rule 253(b) to price the offering after qualification.

Item 6. Unregistered Securities Issued or Sold Within One Year

7.   We note that you have authorized and issued 100 Class B Units to your Managing
        Member for no consideration. Please revise this section to include such issuance of
        securities or advise us as to why such revision is not required.

Part II – Offering Circular

General

8.   We note that you have elected to follow the disclosure format of Form S-11. Please
        provide the information required by Item 404 of Regulation S-K or advise.

Offering Circular Cover Page

9.   We note your disclosure on page 2 that until you achieve the minimum offering amount
        and have your initial closing, proceeds for that closing will be kept in an escrow account
        or a subscriber's account at FOLIO Investments, Inc. We also note your disclosure in
        footnote 2 to the Offering Circular Cover Page and footnote 1 on page 44 that until the
        minimum threshold is met, investors' funds will be revocable and will remain at the
        investors' bank/financial institution. Please reconcile these apparent discrepancies or
        provide us with a detailed analysis as to why such reconciliation is not necessary.

Offering Summary

Management Compensation, page 11

10.   Please revise your presentation of compensation to your Managing Member and its
        affiliates to provide the tabular summary and information required by Item 4 of Industry
        Guide 5, including the stage of your offering the compensation relates to and estimated
        fees, profits and other benefits assuming the maximum amount is raised and assuming
        you utilize your target leverage. Please be as specific as possible when describing each
        fee or reimbursement and when describing what entity is receiving each fee or
        reimbursement. See also our Disclosure Guidance Topic No. 6, Staff Observations
        Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

11.   We note your disclosure that your Managing Member will be reimbursed for organization
        and offering expenses that it pays directly. Please disclose the total amount of
        organization and offering costs that your Managing Member has incurred on your behalf
        to date.

Distributions, page 13

12.   We note your disclosure that the Managing Member will make distributions to your members of an amount equal to an 8.00% return on their investment, payable each calendar month. We also note from Section 6.1 of your Limited Liability Operating Agreement it appears that the 8.00% preferred return will only be paid to the extent that you have net income. In addition, we note that you currently have no assets or operating history. Please remove such disclosure from the forepart of the offering circular and, if included elsewhere such as the Distribution section on page 92, please clearly disclose that the 8.00% preferred return will only be paid to the extent that you have net income. Please see Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

13.   We note your disclosure on page 14 that your Managing Member has the right to redeem or force the sale of a member's interest in you. We also note your disclosure on page 99 that your Managing Member may compulsorily redeem up to 10% of the outstanding Class A Units during any calendar year for the purpose of stabilizing NAV. Please add risk factor disclosure describing these rights of your Managing Member.

NAV Share Price Adjustments, page 15

14.   We note your disclosure here that after December 31, 2016, the per Class A Unit purchase price will be adjusted monthly and will be based upon your NAV. We also note your disclosure on page 44 which states that after December 31, 2016, the price per Class A Unit will be adjusted every fiscal quarter and will be based on your NAV. Please revise your disclosure to reconcile this apparent discrepancy.

15.   We note your disclosure that you will file with the SEC on a monthly basis an offering circular supplement disclosing the monthly determination of your NAV per Class A Unit that will be applicable for such month. We also note your disclosure that any subscriptions you receive prior to the end of a month will be executed at a price equal to your NAV per Class A Unit applicable to such month. Assuming a potential investor submits a subscription agreement to you prior to the end of the month, but you do not receive it until the beginning of the following month, please tell us how you intend to update investors if there has been a change in NAV after the time an investor submits a subscription agreement in this situation. Please also tell us how you determined that this is an appropriate pricing mechanism for a continuous offering since it does not appear as though the investor is provided with an opportunity to withdraw the subscription after notification of the new price.

16.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Risk Factors

Risks Related to Our Organization and Structure, page 39

17.   We note your disclosure on page 94 that "[a]lthough our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering…and we have no limit on the amounts we may pay from such other sources." Please add risk factor disclosure to specifically address the dilution to investors caused by distributions made to unitholders that are in excess of earnings.

Plan of Operation

Liquidity and Capital Resources, page 46

18.   Please discuss in greater detail your proposed financing strategy with respect to types of financing, such as, long or short term, secured or unsecured, fixed or floating, bank or securitizations, etc. Please also discuss whether you intend to employ a match funding strategy.

Investment Objectives and Strategy, page 54

19.   Please disclose the proportion of your assets which may be invested in each type of real estate loan or other debt instrument or in any single real estate loan or other debt instrument. Please see Instruction 1 to Item 13(b) of Form S-11.

Management, page 72

20.   Please specifically disclose whether you will reimburse your Managing Member for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K or similar disclosure, please disclose the amount of fees paid to your Managing Member, break out the amounts paid pursuant to the management fee, the 20% profit share and any reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Prior Performance Summary, page 79

21. For each prior program, please indicate the approximate percentage of the overall data that represents activities of programs with investment objectives similar to yours. Please see Item 8.A.1 of Industry Guide 5.

22. Please include a discussion of any major adverse business developments or conditions experienced by any prior program that would be material to your investors. Please see Item 8.A.2 of Industry Guide 5.

23. Please advise us how you calculated the annualized returns for your prior programs.

Ownership of Principal Members, page 87

24. With respect to your Class B Units, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities. See Instruction 2 to Item 403 of Regulation S-K.

Conflicts of Interest

Purchase, Sale and/or Hypothecation of Loans, page 89

Receipt of Fees and Other Compensation by our Managing Member and its Affiliates, page 90

25. To the extent that any of these conflicts of interests are applicable to the Investment Manager, please include additional disclosure describing them.

Description of Our Class A Units

Distributions, page 92

26. Please provide an affirmative statement in your disclosure as to whether you intend to pay distributions in excess of earnings and cash flow from operations.

Plan of Distribution, page 112

27. Please disclose here the tabular information required by Item 508(e) of Regulation S-K.

Investment Procedures

Folio Procedures, page 113

28.   We note your disclosure regarding the SEC no-action letter issued to Folio in July 2015. We also note that the description of the procedures for investing through Folio appear to be inconsistent with the facts of that no-action letter. Please revise this discussion so that the description of how the funds will be handled by Folio is consistent with the discussion in the SEC no-action letter issued to Folio in July 2015 or provide us with a detailed analysis as to why such revisions are not necessary.

Part III – Exhibits

29.   Please file your escrow agreement as an exhibit to your Offering Statement. Please see Item 17(8) of Part III of Form 1-A. When known, please also name your escrow agent in your Offering Circular.

30.   We note that in Item 4 of Part I you state that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

Signatures

31.   In your next amendment, in addition to signing on behalf of the company, please also separately include the signatures of your Managing Member's principal executive officer, principal financial officer and controller or principal accounting officer in their capacities as such.

Exhibit 4

32.   We note Section 2(i) of your subscription agreement, in which the subscriber represents that it "has received and read a copy of the Company's Form 1A and Offering Circular (the "Circular") and understands the risks and expenses of an investment in, the Company. The Subscriber acknowledges that it has reviewed and understands the "Conflicts of Interest" section…." Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Exhibit 11

33.   Please have your auditor amend the consent to acknowledge the reference to them under the caption "Experts" on page 119 of the Offering Statement. Reference is made to Section 11 in Item 17 of Form 1-A.

34.   We note that your auditor's consent refers to the Company's statement of changes in members' equity and cash flows for the period from June 15, 2016 (inception) through June 30, 2016. However, we could not locate these financial statements in the Offering Statement. Please tell us how you have complied with the requirements under Article 8 of Regulation S-X and Section F/S of Form 1-A.

Exhibit 12.1

35.   We note that you are a Delaware limited liability company. We also note that the legality opinion appears to be limited to the Federal laws of the United States of America and the General Corporation Law of the State of Delaware. Please provide an analysis as to why limiting the opinion to the Federal laws of the United States of America and the General Corporation Law of the State of Delaware is appropriate in light of these facts. Please see Staff Legal Bulletin No. 19. Please also provide a consent to the reference of Carman Lehnhof Israelsen, LLP under the caption "Legal Matters."

Exhibit 15

36.   Please include your prior performance tables as part of the Offering Circular.

37.   We note that you did not provide Table II. We generally do not object if a registrant omits the information called for in Table II, as long as certain compensation information is provided in Table IV. However, we also note that you did not provide the information required by Table IV. Please advise. Please see our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

38.   In Table III, we note that you have included the operating results of certain prior programs that have had offerings close during the most recent three-year periods. Please revise your disclosure to include any relevant prior programs that have closed in the most recent five years. We also note that Table III does not include cash flow from operations data and distribution data per $1,000 invested. Please advise us as to why you have omitted this information or include it in your next amendment. Please see our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant at (202) 551-6216 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: J. Martin Tate, Esq. (via E-mail)
        Carman Lehnhof Israelsen LLP